UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45686J104

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Special Situations Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,527,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,527,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock (as defined herein) outstanding as of May 15, 2019 as disclosed by the Issuer (as defined herein) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2019 (the “10-Q”) plus (ii) 1,527,560 shares of Common Stock issuable upon exercise of the Warrants (as defined herein).

CUSIP No. 45686J104

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,527,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,527,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of May 15, 2019 as disclosed by the Issuer in the 10-Q plus (ii) 1,527,560 shares of Common Stock issuable upon the exercise of the Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,527,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,527,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of May 15, 2019 as disclosed by the Issuer in the 10-Q plus (ii) 1,527,560 shares of Common Stock issuable upon the exercise of the Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,527,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,527,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*  The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of May 15, 2019 as disclosed by the Issuer in the 10-Q plus (ii) 1,527,560 shares of Common Stock issuable upon the exercise of the Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,527,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,527,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of May 15, 2019 as disclosed by the Issuer in the 10-Q plus (ii) 1,527,560 shares of Common Stock issuable upon the exercise of the Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,527,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,527,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

*  The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of May 15, 2019 as disclosed by the Issuer in the 10-Q plus (ii) 1,527,560 shares of Common Stock issuable upon the exercise of the Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,527,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,527,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

*  The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of May 15, 2019 as disclosed by the Issuer in the 10-Q plus (ii) 1,527,560 shares of Common Stock issuable upon the exercise of the Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,527,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,527,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of May 15, 2019 as disclosed by the Issuer in the 10-Q plus (ii) 1,527,560 shares of Common Stock issuable upon the exercise of the Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,527,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,527,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of May 15, 2019 as disclosed by the Issuer in the 10-Q plus (ii) 1,527,560 shares of Common Stock issuable upon the exercise of the Warrants.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,527,560 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,527,560 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,560 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of May 15, 2019 as disclosed by the Issuer in the 10-Q plus (ii) 1,527,560 shares of Common Stock issuable upon the exercise of the Warrants.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Infrastructure and Energy Alternatives, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 6325 Digital Way, Suite 460, Indianapolis, Indiana 46278.

Item 2. Identity and Background

(a) This statement is being filed jointly by (i) Ares Special Situations Fund IV, L.P., (“ASSF IV”), (ii) ASSF Operating Manager IV, L.P. (“ASSF Operating Manager IV”), (iii) Ares Management LLC, (iv) Ares Management Holdings L.P. (“Ares Management Holdings”), (v) Ares Holdco LLC (“Ares Holdco”), (vi) Ares Holdings Inc. (“Ares Holdings”), (vii) Ares Management Corporation (“Ares Management”), (viii) Ares Voting LLC (“Ares Voting”), (ix) Ares Management GP LLC (“Ares Management GP”) and (x) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of May 23, 2019, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal office of each of the Reporting Persons, the Board Members (as defined below) and the other individuals set forth in Schedule A hereto (such other individuals together with the Board Members, the “Managers”) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management and investing in securities. The manager of ASSF IV is ASSF Operating Manager IV, and the general partner of ASSF Operating Manager IV is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Holdings.  The sole stockholder of Ares Holdings is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the “Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date hereof, the holders of the Class B Common Stock and the Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The officers and directors of Ares Management and their principal occupations are set forth in Schedule A hereto. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Michael R. McFerran, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over Board Members’ decisions. The present principal occupation of each of the Board Members is set forth in Schedule A hereto.

Each of the Reporting Persons (other than ASSF IV with respect to the Common Stock issuable upon exercise of the warrants to purchase Common Stock (the “Warrants”) held directly by it), and the Managers, and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons, expressly disclaims beneficial ownership of the Common Stock, for purposes of Section 13(d) of the Act and the rules thereunder.

(d) During the last five years, none of the Reporting Persons or the Managers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the Managers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware. Each of the Managers, other than Ryan Berry, is a citizen of the United States. Ryan Berry is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

The Warrants received by the Reporting Persons in connection with the acquisition of the Issuer’s Series B Preferred Stock (the “Series B Preferred Stock”), as described in Item 6 below, were received for no separate consideration.

Item 4. Purpose of Transaction

Pursuant to the terms of the Certificate of Designations (the “Certificate of Designations”) for the Series B Preferred Stock, the Reporting Persons have the right to designate and appoint one director to the Issuer’s board of directors (the “Board”).  The Reporting Persons have not yet exercised this right.

The Reporting Persons and their respective representatives have engaged and/or may engage, from time to time, in discussions with the Issuer’s management and/or the Board regarding, among other things, the Issuer’s business strategies, management, governance, operations, performance, financial matters, capital structure, corporate expenses and strategic and other transactions (including with one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies) and intend to, from time to time, engage in discussions with other current or prospective holders of its Common Stock and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Common Stock or such other equity, debt, notes, instruments or securities of, the Issuer (collectively, “Securities”), industry analysts, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital or potential capital sources, operators and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer).  These discussions have encompassed, and the Reporting Persons expect will encompass, a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions as a means of enhancing the value of one or more Securities held by the Reporting Persons, including the sale of the Issuer, its Securities or certain of its subsidiaries, businesses or assets or a business combination or other strategic transaction involving the Issuer or its subsidiaries (and potentially involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies), and any regulatory or legal filings, clearances, approvals or waivers relating to the foregoing.  The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements.  The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer to increase the value of one or more Securities held by the Reporting Persons as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more Securities, other investment opportunities available to the Reporting Persons, conditions in the securities, loan or bond markets, general economic or industry conditions or any changes in law or regulations, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, the actions and matters described in the preceding paragraph, acquiring, or causing to be acquired, additional Securities, including, without limitation, taking a control position in one or more of the Securities, or disposing of, or causing to be disposed, some or all of the Securities beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any Securities held by them, including through refinancing such Securities, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities, providing debt financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging their interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries and one or more of the Reporting Persons and/or their affiliates and/or portfolio companies, including a potential take-private transaction, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets. If the Reporting Persons were to acquire additional Securities, the Reporting Persons’ ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

The information set forth in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities.  As of the date that this Schedule 13D is filed, ASSF IV directly holds Warrants that are exercisable for 1,527,560 shares of Common Stock.  The Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock underlying the Warrants held by ASSF IV, which are reported on the cover pages to this Schedule 13D for such Reporting Persons, as applicable.  See also Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the percentage of Common Stock underlying the Warrants beneficially owned by each of the Reporting Persons.

Pursuant to Rule 13d-3(d)(1)(i) under the Act, the beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock that currently may be issued upon the exercise of the Warrants described above.  The applicable ownership percentages reported in this Schedule 13D are based on (i) 22,252,489 shares of Common Stock outstanding as of May 15, 2019 (as reported in the 10-Q) plus (ii) 1,527,560 shares of Common Stock issuable upon exercise of the Warrants.

(b) Power to Vote and Dispose. See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock issuable upon the exercise of the Warrants deemed to be beneficially owned by each of the Reporting Persons, as to which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days. Except for the information set forth in this Schedule 13D, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d) Certain Rights of Other Persons. Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Equity Commitment Agreement

On May 14, 2019, ASSF IV entered into an Equity Commitment Agreement, which was amended and restated on May 20, 2019 (the “Equity Commitment Agreement”), by and among ASSF IV, the Issuer and other investors.  The Equity Commitment Agreement provides that the Issuer shall issue to ASSF IV shares of the Series B Preferred Stock and Warrants on the closing date, which was May 20, 2019 (the “Closing Date”).  ASSF IV purchased an aggregate principal amount of $30,000,000 of Series B Preferred Stock and Warrants to purchase 1,527,560 shares of Common Stock pursuant to the Equity Commitment Agreement.

In addition to the Warrants issued on the Closing Date, the Equity Commitment Agreement provides that the Issuer may be required to issue additional Warrants to ASSF IV depending upon the Issuer’s EBITDA as defined in the Equity Commitment Agreement (calculated on a last twelve month basis) on the last calendar day of each month during the twelve month period commencing on the first anniversary of the Closing Date and ending on the second anniversary of the Closing Date.  ASSF IV will also be issued additional Warrants to the extent additional shares of Common Stock are issued pursuant to that certain Agreement and Plan of Merger, dated November 3, 2017, by and among the Issuer, IEA Energy Services, LLC, Infrastructure and Energy Alternatives, LLC, and the other parties thereto, upon conversion of the Issuer’s Series A Preferred Stock, and in the event of exercises of certain other warrants and equity rights.

Warrant Certificate

The warrant certificate for the Warrants issued to ASSF IV pursuant to the Equity Commitment Agreement provides that ASSF IV may exercise the Warrants, in whole or in part from time to time, to purchase up to an aggregate amount of 1,527,560 shares of Common Stock at an exercise price of $0.0001 per share of Common Stock.  The Warrants became immediately exercisable by ASSF IV upon issuance.  In addition to the adjustments described above, the number of shares of Common Stock issuable upon exercise of the Warrants is subject to customary anti-dilution adjustments.

Series B Preferred Stock

The terms of the Series B Preferred Stock purchased by ASSF IV pursuant to the Equity Commitment Agreement are governed by a Certificate of Designations for the Series B Preferred Stock.  The Certificate of Designations provides that dividends accumulate on the Series B Preferred Stock at an initial rate of 18% per annum (which may be reduced to 15%

following certain de-leveraging events with respect to the Issuer), provided that the Issuer may elect to pay dividends in cash on a quarterly basis at an initial rate of 15% per annum (which may be reduced to 13.5% following certain de-leveraging events with respect to the Issuer).  The Issuer is required to redeem all of the shares of Series B Preferred Stock on February 15, 2025 and may be required to redeem shares of Series B Preferred Stock from time to time in the event of a change of control or significant dispositions or equity sales by the Issuer.

As long as Ares Management LLC and its affiliates hold at least 50% of the Series B Preferred Stock initially issued to ASSF IV on the Closing Date, the Certificate of Designations for the Series B Preferred Stock provides Ares Management LLC, on behalf of its affiliated funds, investment vehicles and/or managed accounts, with the right to designate and appoint one director to the Board.  The Certificate of Designations requires that such director appointed by Ares Management LLC shall serve on each committee of the Board, subject to meeting the applicable requirements for service on such committee as set forth in the listing rules of NASDAQ, the rules and regulations of the Securities and Exchange Commission, the Issuer’s corporate governance guidelines and certain exceptions for conflicts of interest.  Ares Management LLC has not yet exercised its right to designate and appoint a director to the Board.

The Certificate of Designations provides Ares Management LLC, on behalf of its affiliated funds, investment vehicles and/or managed accounts, with certain consent rights over actions by the Issuer, including issuances of any equity securities that rank equal or senior to the Series B Preferred Stock, incurrence of certain indebtedness and any change of control or liquidation that would not result in the redemption in full of the Series B Preferred Stock.

Amendment to Registration Rights Agreement

On May 20, 2019, ASSF IV entered into the second amendment (the “Registration Rights Amendment”) to the Issuer’s Registration Rights Agreement, dated as of March 26, 2018 by and among the Issuer and other investors.  The Registration Rights Amendment requires the Issuer to use commercially reasonable efforts to amend its existing shelf registration statement, or file a new shelf registration statement, and make such registration statement effective as soon as practicable, for the resale of the Common Stock issuable upon exercise of the warrants issued to ASSF IV pursuant to the Equity Commitment Agreement, subject to certain conditions.  The Registration Rights Amendment also provides ASSF IV with customary “piggyback” registration rights with respect to registration statements filed by the Issuer.

The foregoing summaries of the Equity Commitment Agreement, warrant certificate, Certificate of Designations and Registration Rights Amendment, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, each of which is filed herewith as exhibits hereto, which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1

Amended and Restated Equity Commitment Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 22, 2019).

Exhibit 2

Warrant Agreement, dated as of May 20, 2019, by and between Infrastructure and Energy Alternatives, Inc. and Ares Special Situations Fund IV, L.P. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on May 22, 2019).

Exhibit 3

Certificate of Designations of Series B Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on May 22, 2019).

Exhibit 4

Second Amendment to Amended and Restated Registration Rights Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 22, 2019).

Exhibit 99.1	Joint Filing Agreement, dated as of May 23, 2019, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 23, 2019

ARES SPECIAL SITUATIONS FUND IV, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its:	Manager

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1

Amended and Restated Equity Commitment Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 22, 2019).

Exhibit 2

Warrant Agreement, dated as of May 20, 2019, by and between Infrastructure and Energy Alternatives, Inc. and Ares Special Situations Fund IV, L.P. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on May 22, 2019).

Exhibit 3

Certificate of Designations of Series B Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on May 22, 2019).

Exhibit 4

Second Amendment to Amended and Restated Registration Rights Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 22, 2019).

Exhibit 99.1	Joint Filing Agreement, dated as of May 23, 2019, by and among the Reporting Persons.